FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to Buenos Aires Stock Exchange dated May 10, 2013
2           Translation of letter to Buenos Aires Stock Exchange dated May 10, 2013

TRANSLATION
Autonomous City of Buenos Aires, May 10, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
25 de Mayo 175
Autonomous City of Buenos Aires

Ref.: Information Article 23 Chapter VII of of the Buenos Aires Stock Exchange Rules

We hereby address you in order to comply with Section 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that ("YPF" or the "Company") has been served notice of the following judicial claims brought against it:

(i)           Judicial claim filed on July 31, 2012 by Repsol S.A., Caveant S.A. and Repsol YPF Capital S.L., requesting that the General Ordinary Shareholders' Meeting of the Company held on June 4, 2012, be declared void and of no effect, which claim is pending before National First Instance Commercial Court No. 3, in charge of Judge Jorge S. Sicoli, Secretariat No. 6, in charge of Blanca B. Gutierrez Huertas de Silveyra, located at Av. Callao 635, 6th Floor, Autonomous City of Buenos Aires, within the frame of case "Repsol S.A. y otros c/ YPF S.A. s/ Ordinario" (file No. 103,144); and

(ii)           Judicial claim filed on October 1, 2012 by Repsol S.A., Caveant S.A. and Repsol YPF Capital S.L., requesting that the General Ordinary Shareholders' Meeting of the Company held on July 17, 2012, be declared void and of no effect, which claim is pending before National First Instance Commercial Court No. 3, in charge of Judge Jorge S. Sicoli, Secretariat No. 6, in charge of Blanca B. Gutierrez Huertas de Silveyra, located at Av. Callao 635, 6th Floor, Autonomous City of Buenos Aires, within the frame of case "Repsol S.A. y otros c/ YPF S.A. s/ Ordinario" (file No. 103,268).

Without prejudice to the detailed legal analysis of the claims that YPF will perform in the course of its defense, the Company categorically rejects the allegations set forth therein, which the Company considers to be completely inadmissible, and will vigorously defend its interests and those of its shareholders.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer

TRANSLATION
Autonomous City of Buenos Aires, May 10, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
25 de Mayo 175
Autonomous City of Buenos Aires

Ref.: Relevant information - Spin-off of Pluspetrol Energy S.A. (“PPE”), and incorporation of a new company with part of PPE's equity

We hereby address you in order to comply with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that in the meeting held on May 9, 2013, the Board of Directors of YPF S.A. ("YPF" or the "Company") resolved to approve the execution of an agreement between YPF, Pluspetrol Resources Corporation B.V. ("PPRC") and Pluspetrol Energy S.A. ("PPE"), to spin-off PPE, without dissolving it, and use part of its equity to incorporate a new company. As a consequence of the agreement, YPF will have no interest in PPE and PPRC will not receive shares of the new company. All of the shares of such new company will be owned by YPF and another company controlled by YPF.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 14, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer